SAMARITAN PHARMACEUTICALS, INC.
                     101 CONVENTION CENTER DRIVE, SUITE 310
                               LAS VEGAS, NV 89109


August 29, 2007


Mr. Greg Belliston
Division of Corporation Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

         RE:  Samaritan Pharmaceuticals, Inc.
                File No. 001-32287

Dear Mr. Belliston:

At the request of the SEC, we are providing this letter in response to your stated requests made in your letter dated August 29, 2007 regarding Samaritan Pharmaceuticals, Inc. (the "Company", "Samaritan"). We agree with the SEC's findings with regards to Proposal No. 2 and submit the following for your review and approval.

Schedule 14A, Filed August 22, 2007
-----------------------------------

Comment: Proposal No. 2, page 12 - Please revise the description of Proposal 2 to clarify whether or not you have plans to issue any of the shares that would be authorized through this proposal. Currently, the third and fourth paragraphs discuss various possible uses for the shares. The fifth paragraph states, "Other than as set forth below, the Board has no present agreement or arrangement to issue any of the shares for which approval is sought." The sixth paragraph refers to "the rescinded shares discussed below," yet this appears to be the only mention of "rescinded shares." The seventh and eight paragraphs refer to the possible issuance to avert a takeover attempt. Please provide a concise discussion that identifies all of the plans you currently have to issue the shares, including the number of shares that each plan would entail. After providing this information, state that you have no other plans besides the ones that are discussed. If you do not currently have any plans to issue the shares, state that fact.



Response: Proposal No. 2, page 12 - Please see the revised description of Proposal 2, clarifying that Samaritan has no plan to issue any of the shares that would be authorized through this proposal.

Samaritan acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require further information, please give me a call at 702-499-8652.

Respectfully,



Eugene Boyle
Chief Financial Officer

cc:  M. Ogurick, Esq.